FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY ENHANCES MOBILE PAYMENT CAPABILITIES FOR BBM USERS	3.

Document 1

  NEWS RELEASE
September 18, 2014
FOR IMMEDIATE RELEASE

BLACKBERRY ENHANCES MOBILE PAYMENT CAPABILITIES FOR BBM USERS

•	New BBM Money service for Android, BlackBerry and iPhone users in Indonesia announced

•	New partnership with TransferTo will bring contact to contact airtime remittance enabled from within BBM

Jakarta, Indonesia – BlackBerry® Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced a series of new initiatives today that will enhance the mobile payment capabilities for users of BBMTM, the private social network available for smartphones running Android®, BlackBerry, iOS or Windows Phone®. These new initiatives will take the ability to connect and share using BBM one step further.

“By combining our DNA around security, and the real-time collaboration and privacy attributes of BBM, we are uniquely placed in the growing mobile payments space,” said John Sims, President Global Enterprise Services at BlackBerry. “These new mobile payments partnerships demonstrate how we have effectively evolved BBM from the best real-time chat experience to a true social engagement and e-commerce platform. Whether it’s sending pictures and files to groups or contacts; sharing their location or sending money or airtime – all from within the BBM app – our users’ real-time engagement experience will continue to get richer.”

BBM Money
BBM has been widely reported to be one of the most popular messaging applications in Indonesia. With the monthly active user count having grown by 150% over the past 12 months, and with Indonesia having only 11% debit card penetration1 and the 2nd fastest rate of e-commerce growth after China2, it is an ideal target market for BBM Money.

Developed by Monitise and issued and managed by PermataBank, BBM Money was initially made available in early 2013 to BlackBerry users, offering basic mobile wallet services. The new BBM Money will also be made available to Android and iOS smartphone users, regardless of who they bank with or whether they have a bank account.  The new BBM Money will enable payments in participating retail stores and online, while continuing to benefit from bank-grade security measures including passcodes and encryption and leveraging BlackBerry’s expertise and legacy in security and privacy.
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1 According to MasterCard data, available at http://www.mastercardadvisors.com/cashlessjourney/content/MasterCard_Advisors_Cashless_Journey_INDS.pdf
2 According to eMarketer data, available at http://www.emarketer.com/Article/Global-B2C-Ecommerce-Sales-Hit-15-Trillion-This-Year-Driven-by-Growth-Emerging-Markets/1010575

Earlier this year, BlackBerry launched BBM Channels giving Indonesia’s largest brands and retailers a social presence on BBM. “Many of these brands and retailers have a huge following on BBM,” says Matthew Talbot, SVP for Emerging Solutions, BlackBerry. “When you realize the amount of time that is spent using BBM to engage with friends, family and now brands, linking payments was a logical extension.”

“PermataBank plays a vital role in enabling BBM Money in Indonesia.  In addition to acting as the issuing bank, obtaining necessary licenses and meeting the regulations of the central Bank of Indonesia, PermataBank will use its enterprise payments expertise in working with retailers to increase adoption of BBM Money as a simpler way to pay,” said Bianto Surodjo, Retail Banking Director, PermataBank.

 “Simplifying the payment and checkout process while maintaining bank grade security standards is vital for both consumers and retailers,” says Darren Sugden, EVP, Monitise Asia Pacific. “We have always believed in the power of partnerships and by combining the strengths of BlackBerry and PermataBank with our 10 years of experience in mobile financial services we have developed a service that puts Indonesia at the forefront of mobile payments and commerce innovations.”

BBM Integration with TransferTo for Person To Person Airtime Remittance
TransferTo is the leading global provider of international airtime remittance. Its services enable the transfer of prepaid mobile credit across borders, allowing customers to send airtime to their friends and relatives. Complementing BlackBerry’s extensive mobile network operator relationships, TransferTo works with over 350 MNO’s in 100+ countries, reaching over 3.6 billion prepaid users.

BBM will integrate with TransferTo’s airtime transfer services – meaning users can send prepaid mobile credit to their contacts overseas, seamlessly from within the BBM app.

“Integrating TransferTo’s global airtime remittance network with BBM will provide a simple and seamless way to enable small value transfers between people. As almost 80% of mobile users are prepaid, sending prepaid airtime will enable BBM users to stay in touch with their friends and family overseas. Moreover, the added simplicity of the service will be a win for end users, while providing our mobile operator partners the opportunity to leverage the reach and level of engagement of the BBM user base,” said Eric Barbier, CEO, TransferTo.

At its introduction in 2005, BBM set the standard for mobile messaging, and has since launched cross-platform extending its secure instant messaging capabilities to users of Android, iOS and Windows Phone devices. BlackBerry is committed to the continued evolution of BBM from the best real-time chat app to a true social engagement platform. Recent BBM updates have added file- and location-sharing capabilities to boost the productivity of users, as well as the BBM Shop, from which users can download virtual goods such as stickers.

Ends

Notes to Editors
1.	BBM Money will be available for Indonesia customers using BBM on Android, BlackBerry and iPhone, from early 2015.
2.	BBM integration with TransferTo will be available for all users later this year.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

About BBM
Introduced in 2005, BBM set the standard for mobile messaging and continues to drive innovation in messaging and private social networking. Today, BBM is one of the largest private social mobile networks, driving real, active conversations. Customers love BBM for its privacy, controls and immediacy with Delivered and Read statuses and message-in-progress notices. For more information visit www.BBM.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 18, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer